UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  7 )*

Samsonite Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Roger Barton

5650 Yonge Street, 5th Floor

Toronto, Ontario M2M 4H5

(416) 730-5321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 147,186,578

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 147,186,578

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 147,186,578

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.4%

14.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D (the “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D filed by the Reporting Person on August 11, 2003 and amended by Amendment No. 1 on August 28, 2003, Amendment No. 2 on September 30, 2003, Amendment No. 3 on April 26, 2004,  Amendment No. 4 on April 29, 2004, Amendment No. 5 on July 16, 2004 and Amendment No. 6 on October 15, 2004 with respect to the Common Stock, par value $0.86 per share (“Common Stock”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.	Identity and Background
Item 2 is hereby restated in its entirety as follows:
(a) This Amendment is being filed by Ontario Teachers’ Pension Plan Board (“Teachers”).

(b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers.  The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario  M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto, and is incorporated herein by reference.

(d)  Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons identified in this Item 2 and Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the directors and the executive officers of Teachers listed on Schedule A hereto is a citizen of Canada.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following:

Pursuant to a Purchase Agreement dated December 29, 2004 (the “December 2004 Purchase Agreement”) by and between Teachers and Nomura Special Situations Investment Trust (the “Seller”), on December 29, 2004 Teachers purchased 4,933,959 shares of Common Stock for an aggregate purchase price of $2,466,979.50.  Pursuant to the December 2004 Purchase Agreement Teachers also purchased 1,928 shares of 2003 Convertible Preferred Stock of the Issuer (the “Preferred Stock”) for an aggregate purchase price of $2,567,440.48.  Teachers also received 5,000 warrants to purchase 55,970 shares of Common Stock at an exercise price of $13.02 per share.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby restated in its entirety as follows:

(a) - (b)  As of the date of this Amendment, Teachers is the beneficial owner of an aggregate of 24,533,088 shares of Common Stock (comprised of 24,477,118 shares of Common Stock and 5000 warrants currently exercisable for 55,970 shares of Common Stock) and 46,053 shares of Preferred Stock which, as of December 29, 2004, were convertible into 122,653,490 shares of Common Stock, representing approximately 42.4% of the shares of Common Stock outstanding, which percentage is calculated based upon 224,834,708 shares of Common Stock reported to be outstanding by the Issuer as of December 7, 2004, as adjusted pursuant to Rule 13d-3(d)(1).  Teachers has sole voting and dispositive power over all of the shares of Common Stock and Preferred Stock beneficially owned by it.  Except as described above, neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto beneficially owns any shares of Common Stock or Preferred Stock.

(c)  Neither Teachers nor, to the best of Teachers’ knowledge, any of the persons listed in Schedule A hereto has effected any transactions in the shares of Common Stock in the past sixty days, other than the transactions described herein.

(d) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended to add the following:
Exhibit 10	Purchase Agreement, dated as of December 29, 2004, by and between Nomura Special Situations Investment Trust and Ontario Teachers’ Pension Plan Board.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2004
Date

ONTARIO TEACHERS’ PENSION PLAN BOARD, an Ontario, Canada corporation

/s/ Robert Bertram
Signature
Robert Bertram Executive Vice President, Investments
Name/Title

SCHEDULE A

Directors, Executive Officers and Controlling Persons of Teachers. each of whom is a citizen of Canada.

Name	Residence or Business Address	Principal Occupation or Employment
Robin Korthals	Royal Trust Tower	Chair, Teachers
(Chairperson)	Toronto Dominion Centre
77 King Street West, Suite 4545
Toronto, ON M5K 1K2

Ann Finlayson	40 Ruden Crescent	Self-employed journalist, speaker,
(Director)	Toronto, ON M3A 3H3	freelance editor and consultant

J. Douglas Grant	257 Rosedale Heights Drive	Chairperson, Sceptre Investment
(Director)	Toronto, ON M4T 1C7	Counsel Limited

Lucy Greene	1736 Caughey Lane	Retired Human Resources Executive
(Director)	Penetang, ON L9M 1X4	for Sun Life Assurance Company of
Canada

Ralph Lean, Q.C	Cassels Brock & Blackwell	Corporate & Commercial lawyer
(Director)	40 King Street West,
Suite 2200
Toronto, ON M5H 3C2

Guy Matte	7083 Notre-Dame Street	Former Executive Director of the
(Director)	Orleans, ON K1C 1J1	Association des enseignantes et des
enseignants franco-ontariens

Eileen Mercier	Finvoy Management Inc.	President
(Director)	77 Strathallan Blvd.
Toronto, ON M5N 1S8

Thomas O’Neill	33 Geraldine Court	Former Chairperson, PwC Consulting
(Director)	Don Mills, ON M3A 1N2

Gary Porter	820-439 University Ave.	Self-employed chartered accountant
(Director)	Toronto, ON M5G 1Y8

Carol Stephenson	University of Western Ontario	Dean, Richard Ivey School of Business
(Director)	1151 Richmond St. N.
London, ON N6A 3K7

Roger Barton	5650 Yonge Street, 5th Floor	Vice-President, General Counsel &
	Toronto, ON M2M 4H5	Secretary of Teachers

Robert Bertram	5650 Yonge Street, 5th Floor	Executive Vice-President,
	Toronto, ON M2M 4H5	Investments of Teachers

John Brennan	5650 Yonge Street, 5th Floor	Vice-President, Human Resources &
	Toronto, ON M2M 4H5	Public Affairs of Teachers

Russ Bruch	5650 Yonge Street, 5th Floor	Vice-President, Investment Operations
	Toronto, ON M2M 4H5	& Chief Information Officer of Teachers

Bruce Ford	5650 Yonge Street, 5th Floor	Vice-President International Equity
	Toronto, ON M2M 4H5	Indices & Foreign Exchange of
Teachers

Zev Frishman	5650 Yonge Street, 5th Floor	Vice-President, Structured
	Toronto, ON M2M 4H5	Portfolios & External Managers of
Teachers

Brian Gibson	5650 Yonge Street, 5th Floor	Senior Vice-President, Public
	Toronto, ON M2M 4H5	Equities of Teachers

Wayne Kozun	5650 Yonge Street, 5th Floor	Vice-President, TAA & Real Return,
	Toronto, ON M2M 4H5	of Teachers

Claude Lamoureux	5650 Yonge Street, 5th Floor	President and Chief Executive
	Toronto, ON M2M 4H5	Officer of Teachers

Jim Leech	5650 Yonge Street, 5th Floor	Senior Vice-President, Teachers’
	Toronto, ON M2M 4H5	Private Capital

Ron Lepin	5650 Yonge Street, 5th Floor	Vice-President, Infrastructure of
	Toronto, ON M2M 4H5	Teachers

Mark MacDonald	5650 Yonge Street, 5th Floor	Vice-President, Teachers’ Private
	Toronto, ON M2M 4H5	Capital

Peter Maher	5650 Yonge Street, 5th Floor	Vice-President, Audit Services of
	Toronto, ON M2M 4H5	Teachers

Morgan McCague	5650 Yonge Street, 5th Floor	Senior Vice-President, Asset Mix &
	Toronto, ON M2M 4H5	Risk of Teachers

Rosemarie McClean	5650 Yonge Street, 5th Floor	Vice-President, Member Services of
	Toronto, ON M2M 4H5	Teachers

David McGraw	5650 Yonge Street, 5th Floor	Vice-President, Finance of Teachers
Toronto, ON M2M 4H5

Dean Metcalf	5650 Yonge Street, 5th Floor	Vice-President, Teachers’ Private
	Toronto, ON M2M 4H5	Capital

Ron Mock	5650 Yonge Street, 5th Floor	Vice-President Alternative
	Toronto, ON M2M 4H5	Investments of Teachers

Phil Nichols	5650 Yonge Street, 5th Floor	Vice-President, Information Services
	Toronto, ON M2M 4H5	of Teachers

Neil Petroff	5650 Yonge Street, 5th Floor	Senior Vice-President, Asset
	Toronto, ON M2M 4H5	Allocation & Alternatives of Teachers

Sean Rogister	5650 Yonge Street, 5th Floor	Senior Vice-President, Fixed Income
	Toronto, ON M2M 4H5	of Teachers

Lee Sienna	5650 Yonge Street, 5th Floor	Vice-President, Teachers’ Private
	Toronto, ON M2M 4H5	Capital

Mark Wiseman	5650 Yonge Street, 5th Floor	Vice-President, Funds &
	Toronto, ON M2M 4H5	Co-Investments of Teachers

Rosemary Zigrossi	5650 Yonge Street, 5th Floor	Vice-President, Venture Capital of
	Toronto, ON M2M 4H5	Teachers

Barbara Zvan	5650 Yonge Street, 5th Floor	Vice-President, Risk Research &
	Toronto, ON M2M 4H5	Economics of Teachers